December 20, 2018

Zeshu Dai
Chief Executive Officer
China Xiangtai Food Co., Ltd.
c/o Chongqing Penglin Food Co., Ltd.
Xinganxian Plaza
Building B, Suite 21-1
Lianglukou, Yuzhong District 400800
Chongqing, People's Republic of China

       Re: China Xiangtai Food Co., Ltd.
           Post-Effective Amendment No. 1 to
           Registration Statement on Form F-1
           Filed November 20, 2018
           File No. 333-226990

Dear Ms. Dai:

       We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment of Form F-1 filed November 20, 2018

General

1. We note your response to our prior comment 1 that you did not engage in any offer or sale of your securities between October 1, 2018 and the date of your December 12, 2018 response letter. However, we also note that you filed a free writing prospectus on October
       30, 2018. Section 2(a)(3) of the Securities Act defines the term "offer" to include "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value." Rule 405 of the Securities Act defines a free writing prospectus as
 Zeshu Dai
China Xiangtai Food Co., Ltd.
December 20, 2018
Page 2
         "any written communication as defined in this section that constitutes an offer to sell or a solicitation of an offer to buy the securities related to a registered offering that is used after the registration statement in respect of the offering is filed." In light of this please explain to us why you believe that you did not engage in any offer of your securities between October 1, 2018 and the date of your December 12, 2018 response letter.
         Additionally we note that the free writing prospectus was filed on Edgar and thus publicly available and widely disseminated. In light of that provide us your analysis of your potential Section 5 liability and tell us what disclosure may be necessary related to contingent liability and rescission.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any questions.



FirstName LastNameZeshu Dai                                     Sincerely,
Comapany NameChina Xiangtai Food Co., Ltd.
                                                                Division of
Corporation Finance
December 20, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName